OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB Number: 3235-0167
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FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Commission File Number
0-54833
Percipience Global Corporation
(Exact name of registrant as specified in its charter)
36 West Main Street, Suite 109, Rochester, New York 14614
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common stock, par value $0.0001
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports un der section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s)
 relied upon to terminate or suspend
the duty to file reports:
Rule 12g-4(a)(1)X
Rule 12g-4(a)(2)
Rule 12h-3 (b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date:
Three
Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of re gistrant as specified in charter)
has caused this certification/notice to be signed on its behalf by the undersign ed duly authorized person.
Date: 10/08/2015 By: ~-
Christopher A. Parris, President
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the Genera l Rules and Regulations under the
Securities Exchange Act of 1934. The registrant shall file with the Commission t hree copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by c ounsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or prin ted under the signature.
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